SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1999

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from __________ to __________

Commission file number 1-724

    Full title of the plan and the address of the plan, if different from that of the issuer named below: PVH Associates Investment Plan For Residents Of The Commonwealth Of Puerto Rico
    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 200 Madison Avenue, New York, New York 10016

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR

THE RESIDENTS OF THE

COMMONWEALTH OF PUERTO RICO

Date: June 23, 2000	By /s/ Pamela N. Hootkin

Pamela N. Hootkin, Member of
Administrative Committee

Phillips-Van Heusen Corporation

Associates Investment Plan for Associates

who are Residents of the Commonwealth of Puerto Rico

Financial Statements

Years ended December 31, 1999 and 1998

Contents

Report of Independent Auditors F-2

Statements of Net Assets Available for Plan Benefits F-3

Statements of Changes in Net Assets Available for Plan Benefits F-4

Notes to Financial Statements F-5

The Plan's investment assets are held in a Master Trust for which a separate report is filed with the Department of Labor. Accordingly, supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions of the Master Trust have not been presented.

[Letterhead of Ernst & Young LLP]

Report of Independent Auditors

Administrative Committee of the Plan

Phillips-Van Heusen Corporation

Associates Investment Plan for Associates who are
Residents of the Commonwealth of Puerto Rico

We have audited the accompanying statements of net assets available for plan benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Associates who are Residents of the Commonwealth of Puerto Rico as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

June 7, 2000

Phillips-Van Heusen Corporation

Associates Investment Plan for Associates

who are Residents of the Commonwealth of Puerto Rico

Statements of Net Assets Available for Plan Benefits

	December 31
	1999	1998

Assets
Investments, at fair value (Notes A and E):
Shares of registered investment companies:
Equity Fund	$ 62,691	$104,902
Bond Fund	13,634	50,524
Balanced Fund	58,181	111,363
International Fund	5,387	17,322
S&P 500 Index Fund	4,861	-
Small Cap Fund	256	-
Common Stock--Employer Company Fund	45,112	188,364
Common Trust Fund	21,022	126,496
Participant loans receivable	3,371	12,792
Net assets available for plan benefits	$214,515	$611,763

See notes to financial statements.

Phillips-Van Heusen Corporation

Associates Investment Plan for Associates

who are Residents of the Commonwealth of Puerto Rico

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31
	1999	1998

Additions
Contributions:
Employer company, net of forfeitures	$ 26,547	$ 33,162
Employees	67,055	87,653
	93,602	120,815
Interest and investment income	27,376	58,770
Total additions	120,978	179,585

Deductions
Payments to participants	546,144	178,171
Total deductions	546,144	178,171

Net realized and unrealized appreciation (depreciation) of investments	27,918	(94,725)
Net decrease	(397,248)	(93,311)

Net assets available for plan benefits at beginning of year	611,763	705,074
Net assets available for plan benefits at end of year	$214,515	$611,763

See notes to financial statements.

Phillips-Van Heusen Corporation

Associates Investment Plan for Associates

who are Residents of the Commonwealth of Puerto Rico

Notes to Financial Statements

December 31, 1999

A. Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the "Company") Associates Investment Plan for Associates who are Residents of the Commonwealth of Puerto Rico (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering salaried clerical and hourly production associates of the Company who are residents of the Commonwealth of Puerto Rico, have at least one year of service (1,000 hours in a year) and are age 21 or older. The Plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 10% of pre-tax annual compensation, as defined by the Plan. Through March 31, 1999, the Company contributed 50% of the first 6% of base compensation that a participant contributed to the Plan. Effective April 1, 1999, the Company matched 100% of the first 2% of base compensation that a participant contributed to the Plan plus 25% of the next 4% of base compensation contributed by the participant.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. Through March 31, 1999, 100% of the Company contributions were automatically invested in the common stock of the Company. Effective April 1, 1999, the Company contributions were invested in any fund offered by the Plan as elected by the participant. However, existing balances as of March 31, 1999 must remain in the Employer Company Fund until participants are age 55 or older, at which time they may choose to transfer their investment.

Vesting

Through March 31, 1999, amounts attributable to Company contributions become vested on the participant's 65th birthday or if the participant's employment by the Company terminates by reason of the participant's death or permanent disability or the participant

Phillips-Van Heusen Corporation

Associates Investment Plan for Associates

who are Residents of the Commonwealth of Puerto Rico

Notes to Financial Statements (continued)

A. Description of the Plan (continued)

has completed five years of service with the Company. Effective April 1, 1999, the Company's contribution becomes 25% vested after two years from the participant's date of hire and vests 25% more each year, reaching 100% after five years of service. The vesting provisions not related to years of service remain the same.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions into any of six investment options. A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Corporation Common Stock Fund.

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant's highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant's account. Interest is fixed for the term of the loan at the prime rate as of the first business day of the month of application as published in The Wall Street Journal, plus 1%. Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

Forfeitures

Contributions made on behalf of non-vested employees who have terminated are retained by the Plan and are used to reduce the Company's future matching contributions. At December 31, 1999, approximately $90 was held by the Plan as forfeitures of non-vested terminated employees.

Payment of Benefits

Participants entitled to final distributions generally will receive payment in the form of a lump-sum amount equal to the value of their vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Phillips-Van Heusen Corporation

Associates Investment Plan for Associates

who are Residents of the Commonwealth of Puerto Rico

Notes to Financial Statements (continued)

B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Substantially all administrative expenses are paid by the Company.

In accordance with the Rules and Regulations of the Department of Labor, investments are included in the accompanying financial statements at market value as determined by quoted market prices or at fair value as determined by Wachovia Bank, N.A. ("Wachovia") for the applicable Wachovia investment funds. Purchases and sales of securities are reflected on a trade date basis.

All assets of the Plan are held by Wachovia in the Company's Associates Investment Plan Master Trust (the "AIP Master Trust") and are segregated from the assets of the Company. The Plan shares in AIP Master Trust interest and investment income based upon its participants' shares of AIP Master Trust net assets available for plan benefits. The AIP Master Trust's investments include an interest contract with an insurance company that has been placed into conservatorship in 1991. In November 1998, the AIP Master Trust received its principal in the interest contract plus accrued interest, as defined in the conservatorship agreement. The Plan does not have a beneficial interest in this interest contract.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C. Transactions with Parties-in-Interest

During the years ended December 31, 1999 and 1998, the AIP Master Trust purchased 134,121 and 56,702 shares, respectively, of the Company's common stock and received $206,205 and $197,777, respectively, from the Company as payment of dividends on its common stock. The AIP Master Trust also sold 42,849 and 14,961 shares of the Company's common stock during the years ended December 31, 1999 and 1998, respectively.

Phillips-Van Heusen Corporation

Associates Investment Plan for Associates

who are Residents of the Commonwealth of Puerto Rico

Notes to Financial Statements (continued)

D. Changes in the AIP Master Trust Net Assets Held by Fund

The Plan is one of three plans in the AIP Master Trust and represents an approximate .003% and .01% interest in the trust at December 31, 1999 and 1998, respectively. Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 1999 were as follows:

	Phillips-Van Heusen Corporation Common Stock Fund	Money Market Fund	Bond Fund	Balanced Fund	Equity Fund	Prior International Fund	Current International Fund	Small Cap Fund	S&P 500 Index Fund	Loan Fund	Total

Net assets at beginning of year	$ 9,414,931	$11,971,150	$2,267,092	$11,531,743	$21,524,027	$ 3,102,987	$ -	$ -	$ -	$1,277,474	$ 61,089,404
Interest and investment income	214,127	430,750	138,478	910,728	1,560,485	23	558	66	20,457	104,046	3,379,718
Contributions received:
Employer Company, net of forfeitures	1,390,132	35,878	29,878	103,013	284,658	927	30,241	48,537	270,658	-	2,193,922
Employees	263,002	475,927	320,138	1,149,344	2,306,608	154,523	293,215	114,911	464,066	-	5,541,734
Net realized and unrealized appreciation (depreciation)	1,608,452	-	(116,831)	(586,889)	658,027	199,933	1,352,997	105,301	225,610	-	3,446,600
Loans to participants, net of repayments	12,301	(26,125)	(6,087)	(21,836)	(41,100)	11,412	(30,680)	(4,344)	(14,455)	120,914	-
Payments to participants	(1,150,380)	(5,085,127)	(369,106)	(1,370,777)	(2,690,712)	(58,662)	(269,592)	(668)	(21,978)	(490,265)	(11,507,267)
Administrative expenses	(5,048)	(2,017)	(4)	(10)	(15)	(1)	(1)	(2)	(3)	(10)	(7,111)
Transfers (to) from other accounts	(277,080)	(482,347)	(81,895)	(665,155)	12,809	64,882	(357,989)	326,244	1,460,032	499	-
Transfer (to) from International Fund	-	-	-	-	-	(3,476,024)	3,476,024	-	-	-	-
Net assets at end of year	$11,470,437	$ 7,318,089	$2,181,663	$11,050,161	$23,614,787	$ -	$4,494,773	$590,045	$2,404,387	$1,012,658	$ 64,137,000
Plan's beneficial interest at end of year	$ 45,112	$ 21,022	$ 13,634	$ 58,181	$ 62,691	$ -	$ 5,387	$ 256	$ 4,861	$ 3,371	$ 214,515

Note: Certain funds above include investments in the Chase Manhattan Bank Domestic Liquidity Fund

.

Phillips-Van Heusen Corporation

Associates Investment Plan for Associates

who are Residents of the Commonwealth of Puerto Rico

Notes to Financial Statements (continued)

D. Changes in the AIP Master Trust Net Assets Held by Fund (continued)

Changes in the AIP Master Trust net assets held by fund during the year ended December 31, 1998 were as follows:

	Phillips-Van Heusen Corporation Common Stock Fund	Money Market Fund	Bond Fund	Balanced Fund	Equity Fund	International Fund	Fixed Income Fund	Loan Fund	Total

Net assets at beginning of year	$19,905,879	$ 9,046,544	$2,314,921	$ 9,387,001	$16,163,805	$3,585,363	$4,575,539	$1,371,795	$66,350,847
Interest and investment income	226,343	474,862	138,565	1,154,085	1,133,584	329,613	377,524	-	3,834,576
Contributions received:
Employer Company, net of forfeitures	1,894,714	632	1,355	17,426	31,368	5,185	-	-	1,950,680
Employees	325,015	561,378	320,057	1,226,067	2,101,123	622,425	-	-	5,156,065
Net realized and unrealized appreciation (depreciation)	(9,106,716)	-	21,757	455,901	3,577,455	(520,450)	-	-	(5,572,053)
Loans to participants, net of repayments	594	(3,431)	9,072	35,206	39,529	13,351	-	(94,321)	-
Payments to participants	(3,113,510)	(2,527,309)	(497,432)	(1,427,011)	(2,549,482)	(365,871)	(150,096)	-	(10,630,711)
Transfers (to) from other accounts	(717,388)	4,418,474	(41,203)	683,068	1,026,645	(566,629)	(4,802,967)	-	-
Net assets at end of year	$ 9,414,931	$11,971,150	$2,267,092	$11,531,743	$21,524,027	$3,102,987	$ -	$1,277,474	$61,089,404
Plan's beneficial interest at end of year	$ 188,364	$ 126,496	$ 50,524	$ 111,363	$ 104,902	$ 17,322	$ -	$ 12,792	$ 611,763

Note: Certain funds above include investments in the Chase Manhattan Bank Domestic Liquidity Fund.

Phillips-Van Heusen Corporation

Associates Investment Plan for Associates

who are Residents of the Commonwealth of Puerto Rico

Notes to Financial Statements (continued)

E. Non-Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	December 31
	1999	1998

Net assets:
Common stock	$45,112	$24,557

Year ended December 31, 1999

Changes in net assets:
Contributions	$ 16,531
Earnings and net realized and unrealized appreciation in fair value	18,226
Distributions to participants	(11,381)
Transfers to participant directed investments	(2,771)
Administrative expenses	(50)
$ 20,555

F. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 12, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax- exempt.

Phillips-Van Heusen Corporation

Associates Investment Plan for Associates

who are Residents of the Commonwealth of Puerto Rico

Notes to Financial Statements (continued)

G. Differences Between Plan Financial Statements and Form 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	December 31
	1999	1998

Net assets available for plan benefits as reported on the financial statements	$214,515	$611,763
Less amounts allocated to withdrawn participants at the end of the year	(37,404)	(9,089)
Net assets available for plan benefits as reported on the Form 5500	$177,111	$602,674

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31, 1999

Benefits paid to participants per the financial statements	$546,144
Add amounts allocated to withdrawn participants at December 31, 1999	37,404
Less amounts allocated to withdrawn participants at December 31, 1998	(9,089)
Benefits paid to participants per the Form 5500	$574,459

Amounts allocated to withdrawn participants on the Form 5500 represent benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

EXHIBIT INDEX

Exhibit No.

1 Consent of Independent Auditors